EXHIBIT 4(f)

                                  AMENDMENT NO. 1

                                        TO

                                 RIGHTS AGREEMENT

                                      BETWEEN

                       ROLLINS ENVIRONMENTAL SERVICES, INC.

                                        AND

                          REGISTRAR AND TRANSFER COMPANY




      This Amendment No. 1 dated as of the 31st day of March, 1995 amending that certain Rights Agreement (the "Rights Agreement") dated as of June 14, 1989 between Rollins Environmental Services, Inc. (the "Company") and Registrar and Transfer Company (the "Rights Agent").


      WHEREAS, Section 26 to the Rights Agreement provides that as long as the Rights defined in and created by the Rights Agreement (the "Rights") are redeemable, the Company may in its sole and absolute discretion, and the Rights Agent shall if the Company so directs, supplement and amend any provision of the Rights Agreement without the approval of any holders of the Rights of the Common Stock of the Company (the "Common Stock"), provided that no such supplement or amendment shall be made which changes the Redemption Price (as defined in the Rights Agreement), the Final Expiration Date (as defined in the Rights Agreement) or the number of shares of Common Stock for which a Right is exercisable; and

      WHEREAS, the Company and Westinghouse Electric Corporation, a Pennsylvania corporation ("Westinghouse"), have entered into a Debenture Purchase Agreement dated as of March 31, 1995 pursuant to which the Company agrees to issue and Westinghouse agrees to accept the Company's 7.25% Convertible Subordinated Debentures Due 2005 (the "Convertible Debentures"); and

      WHEREAS, the Convertible Debentures are convertible into a maximum of 11,000,000 shares of Common Stock; and

      WHEREAS, unless the Rights Agreement is amended, issuance of the Convertible Debentures would result in Westinghouse being an Acquiring Person (as defined in the Rights Agreement) and result in a Triggering Event (as defined in the Rights Agreement); and

      WHEREAS, the Company and the Rights Agent desire to amend the Rights Agreement as provided herein in order to avoid a Triggering Event;

      NOW THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

      1.    Amendment.

            Effective at 12:01 A.M. on the 31st day of March, 1995, the following shall be added to the end of the definition of Acquiring Person in Section 1(a) to the Rights Agreement:

            "Notwithstanding the foregoing, Westinghouse Electric Corporation, a Pennsylvania corporation, shall not be deemed to be the Beneficial Owner of Common Stock of the Company due to (i) its ownership of the Company's 7.25% Convertible Subordinated Debentures Due 2005, or
      (ii) its ownership of Common Stock acquired upon the conversion of such Convertible Debentures."

      2.    Representations and Warranties of the Company.

            The Company represents and warrants to the Rights Agent that
(i) this Amendment No. 1 is permitted under the terms of the Rights Agreement, and (ii) this Amendment No. 1 does not change the Redemption Price, the Final Expiration Date or the number of shares of Common Stock for which a Right is exercisable under the Rights Agreement.

      IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to the Rights Agreement to be duly executed, all as of the day and year first above written.


                                          Rollins Environmental Services, Inc.


                                          By: /s/ Nicholas Pappas
                                               President and
                                               Chief Operating Officer

                                          Registrar and Transfer Company


                                          By: /s/ William P. Tatler
                                               Vice President